Exhibit 99.44

BURCON ANNOUNCES YEAR-END RESULTS,
UPDATES ON ACTIVITIES

Vancouver, British Columbia, June 22, 2011 — Burcon NutraScience Corporation (TSX –BU) (“Burcon”) today reported financial results for the fiscal year ended March 31, 2011 and provided a review of the year’s operations.

A summary of the highlights of the past year includes:

  Received a no objection letter from the U.S. Food and Drug Administration (FDA) that Puratein® and Supertein™ are GRAS (Generally Recognized As Safe) under their intended conditions of use;

  Held discussions, supported due diligence activities, and negotiated possible business structures with a short list of potential strategic alliance partners for the commercialization of CLARISOY® soy protein;

  Entered into a License and Production Agreement with ADM for the worldwide production, marketing and sale of Burcon’s CLARISOY® soy protein;

  Filed several patent applications over newly developed novel processes for the production, functional and nutritional applications of, and functional attributes of CLARISOY® soy protein;

  Granted 13 U.S. patents over Burcon’s canola and flax protein patent applications;

  Raised $1,867,000 through the exercise of incentive stock options and agents’ compensation options.

Since the announcement of CLARISOY®, Burcon has undertaken numerous activities in the pursuit of establishing a strategic alliance for the commercialization of CLARISOY® soy protein. Over the past year, Burcon held numerous discussions and negotiations with a short-list of global companies for the commercialization of CLARISOY®. The process of pursuing a strategic alliance partner or partners for the development of Burcon’s CLARISOY® soy protein was focused on partnering for both the production of CLARISOY® as well as the marketing and sale of CLARISOY® to food and beverage manufacturers. In November 2010, Burcon announced that it had signed a letter of intent with ADM to license its CLARISOY® technology. In March 2011, Burcon and ADM entered into a definitive license and production agreement for the worldwide production, marketing and sale of Burcon’s CLARISOY® soy protein. The license agreement provides ADM with the exclusive rights across all geographic regions and all potential product applications to produce, market and sell CLARISOY® soy protein. ADM will make royalty payments to Burcon on the sales of CLARISOY® under the twenty-year license agreement. The maintenance of the CLARISOY® soy protein patent portfolio during the term of the license agreement will be responsibility of Burcon.

In August 2010, Burcon announced that the U.S. FDA issued a no objection letter with respect to Puratein® and Supertein™ canola protein isolates. This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein™ are generally recognized as safe among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements, and nutritional bars. Based on the information provided, as well as other information available to the FDA, the FDA responded that it has no questions at this time regarding the conclusion that Puratein® and Supertein™ are GRAS under their intended conditions of use. Puratein® and Supertein™ are therefore considered to be GRAS-Notified.

Concurrent with the announcement of the license and production agreement with ADM for CLARISOY®, Burcon also announced that it had amended the license and development agreement (the Canola Agreement) with ADM to provide an extended development period for continued research aimed at expanding the commercial value of Puratein® and Supertein™. The development period has been extended to March 1, 2012 to facilitate continued research on the commercialization potential, particularly with respect to their unique functional and nutritional characteristics. As part of the amendment, Burcon has agreed to reimburse ADM for its share of the regulatory recognition costs for Puratein® and Supertein™ of US$360,000 (C$356,000). Subsequent to the year-end, the funds were deposited into an escrow account held in trust for Burcon and ADM until March 1, 2012. On March 1, 2012, the funds held in the escrow account, including any accrued interest, will be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the GRAS process will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012.

For the coming year, Burcon’s objectives are to further the development and commercialization of its soy and canola products.

CLARISOY®

Burcon intends to conduct further research and development to improve or develop novel applications for CLARISOY® soy protein into food products. Burcon also will support ADM in connection with its development of a commercial facility for the production, marketing and sale of CLARISOY® soy protein.

Puratein® and Supertein™

Burcon plans to conduct further research and development to establish the unique functional and nutritional characteristics of Supertein™ and Puratein® canola protein isolates and also initiate scientific research projects aimed at establishing the potential health benefits of Supertein™ canola protein isolate and its use as a functional food ingredient. Burcon’s ultimate objective from its canola research activities is to develop Puratein® and Supertein™ through one or more strategic alliances to pursue the development and construction of a first commercial facility.

Burcon will continue to refine its protein extraction and purification technologies and to develop new technologies and related products. In addition, Burcon will further strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.

Financial Results and Highlights

Burcon reported a loss of $8,433,451 ($0.29 per share) for the year as compared to $6,660,322 ($0.24 per share) in the prior year. Included in the loss amount reported is stock-based compensation (non-cash) costs of $3,718,096 (2010 - $2,649,297). The other non-cash costs included in the loss for the year are amortization of $178,050 (2010 - $163,969) and loss on disposal of property and equipment of $nil (2010 - $924).

Research and development (R&D) expenses increased by approximately $663,000 from fiscal 2010. In March 2011, Burcon determined that it had met all the criteria of deferring development costs with respect to CLARISOY® and has accordingly capitalized $202,000 to development costs. As noted above, Burcon has recorded in R&D expenses $356,000 that it has agreed to reimburse ADM for its share of regulatory recognition costs for Supertein™ and Puratein®. There were no other significant changes in R&D expenditures for the year.

General and administrative expenses increased by about $745,000 over the prior year. Included in salaries and benefits is stock-based compensation expense of approximately $2,636,000 (2010 - $1,928,000). Options granted to directors in the third quarter of fiscal 2010 vested immediately and a related fair value of about $1,059,000 was recorded as stock-based compensation. The full-year effect of the options granted at the same time to employees contributed to an increase of stock-based compensation of about $1,416,000. Options granted to directors this year, of which some were vested immediately, also contributed to approximately $645,000 of the increase, offset by about $287,000 of stock-based compensation expense from options that completed vesting in the first quarter. The cash portion of salaries and benefits increased by about $174,000 over last year due to two of the Company’s officers having transferred their employment to Burcon during the year which resulted in an increase in salaries and benefits of about $112,000. The balance of the increase is attributable to the hiring of a business development analyst late last year, as well as an increase in directors’ fees due to the appointment of new independent directors and additional committee meetings held during the year.

Included in investor relations expenses is approximately $125,000 (2010 - $104,000) of stock-based compensation expense. The cash portion of investor relations expense increased by approximately $40,000. Fees and travel expenses paid to U.S. and Canadian investor and public relations consultants contributed about $46,000 to the increase, as well as expenses for a newly-designed website of about $32,000, offset by a decrease in annual report and video expenditures of about $18,000.

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During the year, several patents entered National Phase, in particular during the last quarter that resulted in significant filing fees in several countries. During the previous year, Burcon filed several new patent applications relating to CLARISOY® soy protein isolate and also incurred higher foreign agency fees for the registration in various European countries of patents granted in Europe and also for a patent that entered national phase in the fourth quarter that resulted in significant filing fees in various countries. From inception, Burcon has expended approximately $5.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

At March 31, 2011, the Company’s cash and short-term investment totaled approximately $11,932,000, as compared to approximately $13,982,000 at March 31, 2010. During this year, Burcon received proceeds of $1.9 million from option and agents’ warrant exercises. Management believes it has sufficient resources to fund its expected level of operations and working capital requirements to at least January 2013, excluding proceeds from outstanding convertible securities.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 164 issued patents in various countries, including 27 issued U.S. patents, and in excess of 275 additional pending patent applications, 70 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

Burcon NutraScience Corporation is a publicly listed on the Toronto Stock Exchange under the symbol “BU”. For more information on Burcon, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2011 and 2010

	2011	2010
	$	$
Assets

Current assets
Cash and cash equivalents	9,628,020	11,661,745
Short-term investments	2,304,465	2,320,372
Amounts receivable	41,919	25,052
Prepaid expenses	81,570	109,566

	12,055,974	14,116,735

Property and equipment	732,977	749,455

Deferred development costs - net of accumulated amortization of $nil (2010 - $nil)	201,500	-

Goodwill	1,254,930	1,254,930

	14,245,381	16,121,120

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,328,920	401,179

Shareholders’ Equity

Capital stock	47,158,758	44,236,390

Contributed surplus	3,762,983	3,762,983

Options	8,115,843	5,236,268

Warrants	-	171,972

Deficit	(46,121,123)	(37,687,672)

	12,916,461	15,719,941

	14,245,381	16,121,120

Burcon NutraScience Corporation
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the years ended March 31, 2011 and 2010

	2011	2010
	$	$
Expenses
General and administrative	3,922,482	3,177,036
Research and development	2,764,045	2,101,159
Professional fees	1,716,424	1,296,863
Management fees and services	165,563	169,496
Amortization of property and equipment	3,667	3,379

Loss from operations	(8,572,181)	(6,747,933)

Interest and other income	138,730	87,611

Loss and comprehensive loss for the year	(8,433,451)	(6,660,322)

Deficit - Beginning of year	(37,687,672)	(31,027,350)

Deficit - End of year	(46,121,123)	(37,687,672)

Basic and diluted loss per share	(0.29)	(0.24)

Burcon NutraScience Corporation
Consolidated Statements of Cash Flows
For the years ended March 31, 2011 and 2010

	2011	2010
	$	$
Cash flows from operating activities
Loss for the year	(8,433,451)	(6,660,322)
Items not affecting cash
Amortization of property and equipment	178,050	163,969
Loss on disposal of property and equipment	-	924
Stock-based compensation expense	3,718,096	2,649,297
	(4,537,305)	(3,846,132)
Changes in non-cash working capital items
Amounts receivable	(16,867)	10,569
Prepaid expenses	(3,634)	(23,542)
Accounts payable and accrued liabilities	927,741	54,449
	(3,630,065)	(3,804,656)
Cash flows from investing activities
Decrease (increase) in short-term investments	15,907	(2,320,372)
Acquisition of property and equipment	(180,608)	(288,503)
Development costs deferred	(105,852)	-
Proceeds from disposal of property and equipment	-	828
	(270,553)	(2,608,047)
Cash flows from financing activities
Issue of capital stock - net of issue costs	1,866,893	15,832,472

(Decrease) increase in cash and cash equivalents	(2,033,725)	9,419,769

Cash and cash equivalents - Beginning of year	11,661,745	2,241,976

Cash and cash equivalents - End of year	9,628,020	11,661,745

Cash and cash equivalents consist of
Cash	531,516	61,554
Cash equivalents	9,096,504	11,600,191
	9,628,020	11,661,745
Supplemental disclosure of non-cash investing activities
Charged to deferred development costs:
Stock-based compensation	76,613	-
Amortization of property and equipment	19,036	-